United States securities and exchange commission logo





                            December 5, 2022

       Gilad Yavetz
       Chief Executive Officer and Director
       Enlight Renewable Energy Ltd.
       13 Amal St. Afek Industrial Park,
       Rosh Ha   ayin, Israel

                                                        Re: Enlight Renewable
Energy Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted November
18, 2022
                                                            CIK No. 0001922641

       Dear Gilad Yavetz:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Capitalization, page 60

   1. We note you include Financial assets at fair value through profit or loss as a cash equivalent. However,
the amount presented as Total Cash and cash equivalents does not match the amount
reflected on the statements of financial position of $250,553. Tell us why you believe this
asset qualifies as a cash or cash equivalent or revise your
                                                        presentation
accordingly. Refer to IAS 7.6-7.
 Gilad Yavetz
FirstName LastNameGilad   Yavetz
Enlight Renewable  Energy Ltd.
Comapany5,
December   NameEnlight
             2022       Renewable Energy Ltd.
December
Page 2    5, 2022 Page 2
FirstName LastName
Management's discussion and analysis of financial condition and results of operations
Segment information
Reconciliation of Non-IFRS Financial Information, page 76

2. We note from your response to prior comment 7 that you have provided a reconciliation of
         Total Segment Adjusted EBITDA to net income    even though the Company
does not
         derive Total Segment Adjusted EBITDA from net income    and that you
have    not used
         this measure on a stand-alone basis in the Registration Statement.
As Total Segment
         Adjusted EBITDA appears to include an adjustment reflective of a balance sheet item, please further clarify for us how the presentation of this measure is consistent with Item
         10(e) of Regulation S-K or remove it from MD&A.
Notes to the financial statements as of December 31, 2021
Note 28 - Operating segments, page F-84

3.       We note from your response to prior comment 16 that    Segment
Revenues are the
         Revenues amounts that are included in the set of reports which are submitted to the
         CODM, for the purpose of allocating resources and assessing the performance of
         operating resources.    However, it does not appear that the
presentation of measures other
         than those consistent with revenue from contracts with customers for your reportable segments should be presented. Please revise your disclosure or further explain to us why your current presentation is appropriate.
Notes to the condensed consolidated financial statements as of June 30, 2022
Note 4 - Significant transactions and events during the reporting period
I. Change of estimate in the accounting treatment of the Halutziot project, page F-124

4. We note from your response to prior comment 19 that you have concluded that IFRIC
         12.5 is no longer applicable. To this end, you indicate that resolution 563 allowed for significant changes to be made to the terms of the concession arrangement with the Israeli
         Electricity Authority (   IEA   ), including the    replacement of
existing panels with panels
         based on advanced technology, changes to the structure of facilities and the expansion of
         production capacities.    Please address the following:

                Tell us whether you have incurred the expenditures for the replacement of the existing panels, when these expenditures were or will be incurred, and at what cost.

                Provide an analysis in support of your conclusion that the residual interest in the
              Halutziot facility at the end of the term of the arrangement is significant per IFRIC
              12.5(b).
 Gilad Yavetz
FirstName LastNameGilad   Yavetz
Enlight Renewable  Energy Ltd.
Comapany5,
December   NameEnlight
             2022       Renewable Energy Ltd.
December
Page 3    5, 2022 Page 3
FirstName LastName
       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly
Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff
Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Joshua G. Kiernan